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(39) 06 697 6791

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rellison@shearman.com

May 17, 2005



By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

PROCESSED
MAY 25 2005
THOMSON
FINANCIAL

Banca Carige S.p.A.
Information pursuant to Rule 12g3-2(b)
File No. 82 – 4758

Dear Sir or Madam,

On behalf of Banca Carige S.p.A. (the "Company"), and pursuant to the exemption available under Rule 12g3-2(b)(iii) of the Securities Exchange Act of 1934, as amended, please find enclosed the following press releases from March 31 through May 9, 2005, which should be added to category 5 of the Company's file 82-4758, originally submitted on February 11, 1998 (time-stamped on February 12, 1998):

(i) A press release dated March 31, 2005 announcing the availability of the Company's financial statements for 2004;

(ii) A press release dated April 28, 2005 summarizing the resolutions approved by the shareholders' meeting held on April 28, 2005, namely:

- approval of the Company's financial statements for 2004
- payment of dividends of €0.0723 per ordinary share and €0.0923 per savings share

RODOCS01/4593.1

- announcement of the Group's consolidated financial statements for 2004

- appointment of the Board of Statutory Auditors and its Chairman for the period 2005-2007

- repurchase of the Company's own shares; and

(iii) A press release dated May 9, 2005 announcing the results of the Company and the Group for the first three months of 2005.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Rome at +39 06 697 6791 should you have any queries.

Yours truly,



Robert Ellison

RODOCS01/4593.1



Il Sole 24 ORE

BANCA CARIGE

BANCA CARIGE S.p.A. - Cassa di Risparmio di Genova e Imperia
Sede sociale in Genova, Via Cassa di Risparmio 15
Capitale sociale Euro1.113.326.839 interamente versato
Registro delle Imprese di Genova
Codice Fiscale - Partita I.V.A. n. 03285880104
Società Capogruppo del Gruppo Banca CARIGE
iscritto nell'Albo dei gruppi bancari presso la Banca d'Italia

PROGETTO DI BILANCIO D'ESERCIZIO E CONSOLIDATO AL 31/12/2004

In conformità a quanto disposto dalla Commissione Nazionale per le Società e la Borsa con il Regolamento n. 11971 del 14/5/99, art. 82, comma 2, lettera b), si rende noto che il fascicolo contenente il Progetto di bilancio d'esercizio e consolidato al 31/12/2004 della Banca CARIGE S.p.A. e del Gruppo Banca CARIGE da oggi è a disposizione di chiunque ne faccia richiesta presso la Sede sociale della Banca e presso la Borsa Italiana S.p.A.


SEC MAIL PROCESSING
RECEIVED
MAY 2 0 2005
WASH., D.C.
190
SECTION

La sopra citata documentazione sarà altresì messa a disposizione sul sito internet *www.gruppocarige.it.* Le Relazioni del Collegio Sindacale e quelle contenenti il giudizio della Società di Revisione, saranno messe a disposizione nei termini di legge.

Genova, 31 marzo 2005



A cura dell'Ufficio Comunicazione e Immagine
Tel. 010 579 2697
Fax 010 579 4927


BANCA CARIGE
Cassa di Risparmio di Genova e Imperia

ASSEMBLEA 2005 DELLA BANCA CARIGE

L'Assemblea degli Azionisti, riunitasi oggi nella Sala Riunioni della Sede della Banca in Genova, ha deliberato sul seguente ordine del giorno:

- **approvazione del bilancio 2004 della Banca Carige: utile netto 107,5 mln (+1,3% sul 2003)**
- **dividendo € 0,0723 per azione ordinaria e 0,0923 per azione di risparmio; stacco cedola 2 maggio, in pagamento a partire dal 5 maggio 2005**
- **comunicazione del bilancio consolidato dell'esercizio 2004 del Gruppo Banca Carige**
- **nomina del Collegio Sindacale e del suo Presidente per il triennio 2005-2007**
- **acquisto di azioni proprie**

- **Approvazione del bilancio 2004 della Banca Carige e del dividendo.** L'esercizio 2004 si è chiuso con un utile netto di 107,5 milioni, evidenziando una crescita dell'1,3% sul 2003 ed un rendimento del patrimonio medio investito (ROAE) del 6,66%.

  Ciò consente la distribuzione di un dividendo unitario di € 0,0723 per le azioni ordinarie e di 0,0923 per le azioni di risparmio, su valori allineati al 2003. Il monte dividendi del 2004 è quindi pari a 83,6 milioni. Il dividendo, approvato dall'Assemblea, verrà messo in pagamento il 5 maggio 2005, mentre le azioni saranno negoziate ex dividendo a partire dal 2 maggio 2005.

  Il conseguimento di tali risultati rappresenta un traguardo positivo per Carige, tenuto conto che l'esercizio è stato caratterizzato da una congiuntura sfavorevole, condizionata dal perdurare della debolezza del ciclo economico e dal fallimento di Festival Crociere, i cui effetti sono stati completamente riassorbiti nel corso dell'esercizio.

  Il 2004 ha visto proseguire la strategia di espansione del Gruppo annunciata ad aprile 2004 in sede di presentazione del Piano strategico per il triennio 2005-2007: il perimetro di consolidamento del Gruppo Carige si è ulteriormente ampliato attraverso l'inserimento della Cassa di Risparmio di Carrara e della Banca Cesare Ponti (acquisita nel mese di dicembre).

  Il Piano strategico 2005-2007 del Gruppo Banca Carige conferma la *mission* di affermarsi quale conglomerato bancario, finanziario, previdenziale e assicurativo a livello nazionale, radicato nei singoli mercati locali, capace di differenziarsi nella qualità del servizio offerto al cliente anche attraverso la multicanalità integrata e la qualità delle risorse e delle strutture.

  Coerentemente a questa *mission* e per il raggiungimento degli obiettivi prefissati, che ipotizzano un utile netto intorno a 180 milioni ed un ROE di circa il 10% a fine triennio, sono stati individuati alcuni indirizzi strategici che si concretizzano nell'incremento delle masse intermediate per dipendente, della redditività delle aree di *business* e del contributo reddituale delle partecipazioni, nel miglioramento dell'efficienza e nel contenimento del rischio.

  I risultati del 2004 costituiscono una solida base per la realizzazione di quanto prefissato nel Piano Strategico: il **margine di interesse** ammonta a 322,1 milioni, sostanzialmente stabile (-0,8%) sul 2003, mentre i **ricavi netti da servizi,** pari a 451,5 milioni, registrano una crescita del 15,8%, cui hanno contribuito 61,1 milioni di ricavi derivanti dall'operazione di *securitization* di mutui *in bonis* effettuata nell'anno; complessivamente, **il margine di**

intermediazione si attesta a 773,5 milioni (+8,3%); rapportando a quest'ultimo i **costi operativi,** pari a 511,8 milioni (+ 4,5% sul 2003), il *cost income ratio*, considerando i crediti per operazioni in *leasing* con il metodo finanziario, scende al 61,6% dal 64% del 2003; il **risultato di gestione** si dimensiona in 261,8 milioni, in aumento del 16,6% sull'anno precedente; le **rettifiche e gli accantonamenti**, che incorporano l'ultima quota di 12,5 milioni del *tranching* relativo all'operazione di *securitization* su crediti non *performing* effettuata alla fine del 2000 e rettifiche per 82,5 milioni relative al fallimento della Festival Crociere, ammontano a 138 milioni, in crescita del 73,8% rispetto al 2003; tenuto conto di 15 milioni di contribuzione straordinaria (23 milioni nel 2003) e di 31,2 milioni di imposte (67 milioni nel 2003), l'**utile netto** ammonta a 107,5 milioni, in aumento dell'1,3% rispetto al 2003. Il ROE (Return On Equity, pari al rapporto tra utile e patrimonio a fine esercizio) si attesta al 6,6%, stabile rispetto al 2003 ed il ROAE (Return On Average Equity, pari al rapporto tra utile e patrimonio medio dell'esercizio) al 6,7%.

Circa gli aggregati patrimoniali, la **raccolta complessiva da clientela** (AFI -Attività Finanziarie Intermediate) a fine 2004 si dimensiona in 24.899,4 milioni, registrando uno sviluppo del 9,2% nell'anno. In particolare, la raccolta diretta evidenzia un aumento del 12,3%, raggiungendo gli 11.258,8 milioni (45,2% delle AFI) rispetto ai 10.025,4 milioni del 2003; la raccolta indiretta (o Altre Attività Finanziarie – AAF), pari a 13.640,6 milioni (54,8% delle AFI), registra uno sviluppo del 6,8% rispetto ai 12.767,1 milioni dello scorso anno.

I **crediti alla clientela** raggiungono i 9.468,1 milioni, risultando in crescita annua del 2,4%. Sterilizzando l'aggregato degli effetti dell'operazione di *securitization* di mutui ipotecari in *bonis* realizzata a fine giugno 2004 di 864,5 milioni, la crescita risulterebbe pari al 10,6%.

- **Comunicazione del bilancio consolidato dell'esercizio 2004 del Gruppo Banca Carige.** Anche a livello consolidato tutti i principali aggregati del Gruppo evidenziano *performance* positive, pur sterilizzandoli degli effetti dell'ampliamento del perimetro di consolidamento derivanti dall'inserimento della Cassa di Risparmio di Carrara e della Banca Cesare Ponti (acquisita nel mese di dicembre): l'**utile netto** cresce del 19,1% a 100,9 milioni; il *cost income ratio* scende dal 69,1% del 2003 al 65,1%. La **raccolta** complessiva ammonta a 30.365 milioni, in crescita del 18,2% sul 2003 (+8,3% a parità di perimetro) e gli **impieghi a clientela** ammontano a 11.580 milioni, in crescita del 13% (+3,4% a parità di perimetro). Il Tier 1 a livello consolidato è pari a 7,4%; il Total Capital Ratio è pari a 9,6%.

  La **rete delle filiali** della Banca Carige è rimasta invariata a 393 sportelli, mentre a livello di Gruppo il processo di crescita per via esterna ha portato il numero complessivo di punti vendita a 495 (456 nel 2003). Le **agenzie assicurative** distribuite su tutto il territorio nazionale sono pari a 405. A fine anno il **personale** della Banca Carige consta di 3.719 unità (3.759 a fine 2003) e, per quanto riguarda il Gruppo, si registra una crescita a 4.787 (4.354 nel 2003).

- **Nomina del Collegio Sindacale e del suo Presidente per il triennio 2005-2007 .** L'Assemblea ha quindi nominato il Collegio sindacale che risulta composto da: Antonio Semeria, Presidente; Andrea Traverso, Sindaco effettivo; Massimo Scotton, Sindaco effettivo; Adriano Lunardi, Sindaco supplente; Luigi Sardano, Sindaco supplente. La durata della carica è prevista per il triennio 2005-2007, con scadenza all'assemblea di approvazione del bilancio al 31 dicembre 2007. I *curricula vitae* dei Sindaci sono stati depositati presso la Sede della Banca, come previsto dall'articolo 26 dello Statuto.

- **Acquisto di azioni proprie (deliberazioni ai sensi dell'art. 2357 e segg. del Codice Civile).** L'Assemblea ha approvato la proposta di autorizzare il Consiglio di Amministrazione all'acquisto/vendita fino ad un massimo di n. 55.666.341 azioni della Banca Carige, del valore nominale di € 1 cadauna (di cui fino a 47.994.875 azioni ordinarie e fino a 7.671.466 azioni a risparmio convertibili, corrispondenti rispettivamente alla ventesima parte del capitale ordinario e di risparmio).

L'adozione dei principi contabili internazionali IAS/IFRS

Con riferimento alla Comunicazione Consob n. DME/5015175 del 10 marzo 2005 in merito allo stato di attuazione dei sistemi e delle procedure contabili per l'applicazione dei principi contabili IAS/IFRS, Banca Carige sta completando il progetto finalizzato ad implementare il passaggio a tali nuovi principi avviato già a partire dalla prima metà del 2003.

L'orientamento del Gruppo Carige, sarebbe, previa approvazione da parte degli Organi competenti, il seguente:

1. utilizzo della facoltà prevista dal D. Lgs. 38/2005 per l'adozione degli IAS/IFRS anche per i bilanci d'esercizio del 2005 relativamente alle imprese bancarie del Gruppo;
2. prima applicazione dei principi contabili internazionali alla redazione della relazione semestrale consolidata al 30/6/2005 e alle relazioni individuali delle banche del Gruppo;
3. per quanto riguarda la trimestrale al 31/3/2005, il Gruppo intende avvalersi della facoltà prevista nel Documento di Consultazione della CONSOB di redigere l'informativa secondo la previgente normativa.

L'analisi effettuata in termini di effetti della prima applicazione fa ritenere che i benefici riconducibili all'adozione del *fair value* nella valutazione delle partecipazioni e delle immobilizzazioni materiali saranno superiori a eventuali effetti negativi derivanti dal nuovo criterio di valutazione dei crediti, determinando un impatto positivo sulla consistenza patrimoniale della Banca.

Si informa, infine, che è in corso il conferimento - da parte dei Consigli di Amministrazione delle società del Gruppo - dell'incarico alla società di revisione per la verifica dei dati risultanti dal processo di transizione.

***

I risultati **del primo trimestre del 2005**, pur in uno scenario economico ancora complesso e difficile, evidenziano un utile netto sostanzialmente in linea a quello atteso a budget, che ipotizza risultati superiori a quelli del 2004.

L'attività di intermediazione a marzo evidenzia un andamento positivo; il risparmio complessivamente raccolto dalla clientela sale a 24,9 miliardi circa, evidenziando una crescita annua del 7% circa. Per quanto riguarda gli impieghi a clientela, pari a 9,7 miliardi circa, la crescita annua, se si neutralizzano gli effetti dell'operazione di *securitization* realizzata a giugno 2004, è di circa il 12%, sostenuta dal comparto dei mutui che segna uno sviluppo annuo del 27% circa.

Genova, 28 aprile 2005

INVESTOR RELATIONS
Via Cassa di Risparmio 15
16123 GENOVA GE
tel. +39 010 579 4877
fax +39 010 579 4875
e-mail: investor.relations@c2.carige.it

A cura dell'Ufficio Comunicazione e Immagine
Tel. 010 579 2697
Fax 010 579 4927


BANCA CARIGE
Cassa di Risparmio di Genova e Imperia

RISULTATI DEL PRIMO TRIMESTRE 2005 DELLA BANCA CARIGE: UTILE NETTO +21,1%

Banca Carige chiude il primo trimestre 2005 con un utile netto di 30,6 milioni (+ 21,1% su marzo 2004) e conferma l'espansione dei volumi intermediati, sia dal lato della raccolta (+6,8% il risparmio complessivamente raccolto dalla clientela), sia dal lato degli impieghi (+ 12% i crediti verso clientela al netto degli effetti dell'operazione di cartolarizzazione del giugno 2004). A livello di Gruppo l'utile netto è pari a 24,3 milioni, in crescita del 4% sul primo trimestre 2004.

	Banca Carige € milioni	*Var. % 1° trim.2005 1° trim.2004*	Gruppo € milioni	*Var. % 1° trim.2005 1° trim.2004*
Utile netto	30,6	*+21,1*	24,3	*+4,0*
Attività finanziarie intermediate	24.902	*+6,8*	30.426	*+9,3*
Impieghi a clientela	9.740	*+12,0 (*)*	11.898	*+13,1(*)*

(*) Sterilizzando gli effetti della cartolarizzazione di mutui ipotecari in bonis effettuata da Banca Carige a giugno 2004 per 864,5 milioni

Genova, 9 maggio 2005 – Il Consiglio di Amministrazione della Banca Carige SpA, presieduto dal Dott. Giovanni Berneschi, ha approvato la relazione del primo trimestre 2005, illustrata dal Direttore Generale Rag. Alfredo Sanguinetto.

In un primo trimestre caratterizzato dal perdurare della fase ciclica di stagnazione economica, Carige ha proseguito nella decisa azione di razionalizzazione e consolidamento degli investimenti realizzati negli ultimi anni, conseguendo risultati reddituali e patrimoniali complessivamente positivi.

Gli aggregati economici della Banca si caratterizzano per il seguente andamento:

- il **margine d'interesse** (75,9 milioni) diminuisce del 6,1% rispetto all'anno precedente; la variazione è determinata dalla ulteriore riduzione dello spread sui tassi e dalla contabilizzazione sotto forma di dividendi anziché di interessi attivi, della redditività di una parte del portafoglio titoli di proprietà conferita in fondi comuni gestiti dalla SGR di Gruppo;
- i **ricavi netti da servizi** (116,1 milioni) crescono del 30,4% rispetto ai tre mesi 2004, soprattutto nelle componenti dei profitti netti da operazioni finanziarie (15,6 milioni contro 3,7 milioni) e dei dividendi (12,5 milioni contro 4,8 milioni). La prima voce recepisce il positivo andamento dei mercati borsistici e gli effetti del nuovo criterio di valutazione al mercato dei titoli non immobilizzati, mentre la seconda beneficia della maggiore contribuzione delle partecipazioni e

della sopra citata contabilizzazione delle cedole distribuite dalla Carige Asset Management SGR sul portafoglio di proprietà conferito in gestione;

- il **margine di intermediazione** risulta quindi pari a 192 milioni, in aumento del 13% su marzo 2004;
- i **costi operativi** (130,4 milioni) risultano in crescita dell'11,4% rispetto al primo trimestre 2004, in gran parte a seguito dell'aumento delle spese di personale connesso al rinnovo del contratto nazionale di lavoro;
- gli **accantonamenti e le rettifiche** ammontano a 12,2 milioni e risultano in crescita del 14,1% rispetto ai primi tre mesi del 2004;
- al netto di una contribuzione straordinaria negativa di 0,2 milioni e scontata un'imposizione fiscale di 18,5 milioni, l'**utile netto** raggiunge i 30,6 milioni (+21,1% su marzo 2004).

Le principali grandezze patrimoniali evidenziano le seguenti tendenze: il **risparmio totale (AFI)** raccolto presso la clientela è pari a 24.902,1 milioni, in crescita del 6,8% nei dodici mesi e stabile da inizio anno. All'interno delle AFI, la **raccolta indiretta** (14.198,1 milioni) accresce il proprio peso al 57% del totale, registrando nei dodici mesi un aumento del 9,6% quasi ugualmente distribuito tra risparmio gestito (7.188,1 milioni; 9,9%) e risparmio amministrato (7.010 milioni; 9,3%). Anche la **raccolta diretta** (10.704 milioni) è in crescita sul primo trimestre 2004 (3,3%), ma in flessione sul fine esercizio 2004 (-4,7%), a seguito del rimborso di una *tranche* da 300 milioni del prestito obbligazionario internazionale (EMTN). I **crediti verso clientela** (9.740,4 milioni) confermano la propria espansione, rispettivamente del 4,2% nell'anno e del 2,9% nel trimestre; il positivo *trend* dell'aggregato risulta ancora più evidente neutralizzando gli effetti dell'operazione di cartolarizzazione effettuata a giugno 2004, in assenza della quale la crescita nei dodici mesi sarebbe del 12%.

A livello di Gruppo, rispetto al primo trimestre dell'esercizio 2004, rileva il consolidamento della Banca Cesare Ponti, acquisita lo scorso dicembre. La grandezza che maggiormente beneficia dell'apporto di quest'ultima, le **AFI** (30.425,6 milioni), cresce del 9,3% nell'anno (6% senza il contributo della Banca Cesare Ponti) e rimane stabile su fine 2004; i **crediti verso clientela** (11.898,4 milioni) crescono del 6,6% nei dodici mesi e del 2,8% nel trimestre; al netto degli effetti dell'operazione di cartolarizzazione le crescite sono pari rispettivamente al 13,1% e al 9,3%. **L'utile netto consolidato** cresce del 4%, a 24,3 milioni.

A fine marzo la rete di vendita del Gruppo conta 496 **filiali,** 7 in più dell'anno precedente, il **personale** è aumentato in un anno da 4.706 a 4.777 unità.

Le previsioni per l'utile di fine anno della Banca Carige confermano quelle evidenziate nel Budget, che ipotizza risultati superiori a quelli del 2004.

L'adozione dei principi contabili internazionali IAS/IFRS

Con riferimento alla Comunicazione Consob n. DME/5015175 del 10 marzo 2005 in merito allo stato di attuazione dei sistemi e delle procedure contabili per l'applicazione dei principi contabili internazionali IAS/IFRS, Banca Carige sta completando il progetto finalizzato ad implementare il passaggio a tali nuovi principi avviato già a partire dalla prima metà del 2003.

La trimestrale al 31/3/2005 è stata predisposta ai sensi del Regolamento Consob 14 maggio 1999 n. 11971, avvalendosi tra l'altro della facoltà prevista dalla Delibera Consob 14 aprile 2005 n. 14990 in corso di pubblicazione, di redigere l'informativa secondo la normativa ante IAS/IFRS; in relazione all'adozione dei principi IAS/IFRS, l'orientamento del Gruppo Carige - sulla base delle necessarie definitive determinazioni degli Organi di Vigilanza - è il seguente:

1. utilizzo della facoltà prevista dal D. Lgs. 38/2005 di adozione degli IAS/IFRS anche per i bilanci d'esercizio del 2005 delle imprese bancarie del Gruppo (oltre che nella redazione del bilancio consolidato del 2005, obbligatoria ai sensi del D. Lgs. 38/2005)
2. prima applicazione dei principi contabili internazionali alla redazione della relazione semestrale consolidata al 30/6/2005 e alle relazioni individuali delle banche del Gruppo;

L'analisi effettuata in termini di effetti della prima applicazione fa ritenere che i benefici riconducibili all'adozione del *fair value* nella valutazione delle partecipazioni e delle immobilizzazioni materiali saranno superiori a eventuali effetti negativi derivanti dal nuovo criterio di valutazione dei crediti, determinando un impatto positivo sulla consistenza patrimoniale della Banca.

Il Consiglio di Amministrazione in data odierna ha conferito l'incarico inerente l'attività di revisione e di assistenza tecnica in relazione all'adozione dei principi contabili IAS/IFRS alla Società di Revisione Deloitte & Touche, già incaricata della revisione del bilancio individuale e consolidato al 31 dicembre 2004 della Banca.

Le **Relazioni del primo trimestre 2005** saranno disponibili sul sito www.gruppocarige.it.

INVESTOR RELATIONS
Via Cassa di Risparmio 15
16123 GENOVA GE
tel. +39 010 579 4877
fax +39 010 579 4875
e-mail: investor.relations@c2.carige.it

PROSPETTI CONTABILI
DELLA BANCA CARIGE SPA

SCHEDA DI SINTESI E INDICATORI DI GESTIONE

	Situazione al				Variazioni %	
	31/3/05	31/12/04	30/9/04	31/3/04	3/05 12/04	3/05 3/04
SITUAZIONE PATRIMONIALE (1)						
Totale attività	16.127,2	15.928,9	15.658,3	15.487,3	1,2	4,1
Provvista	13.002,0	12.887,5	12.587,8	12.076,3	0,9	7,7
- Raccolta diretta (a)	10.696,5	11.258,8	10.734,5	10.374,1	-5,0	3,1
* *Debiti verso clientela*	*6.464,3*	*6.709,6*	*6.250,5*	*6.043,6*	-3,7	7,0
* *Debiti rappresentati da titoli*	*4.232,2*	*4.549,2*	*4.484,0*	*4.330,5*	-7,0	-2,3
- Debiti verso banche	1.724,6	1.126,3	1.350,9	1.196,8	53,1	44,1
- Fondi di terzi in amm.ne	0,3	0,3	0,3	0,4	0,0	-25,0
- Prestiti subordinati	580,6	502,1	502,1	505,0	15,6	15,0
Raccolta indiretta (b)	14.198,1	13.640,6	13.383,2	12.959,3	4,1	9,6
- Risparmio gestito	7.188,1	6.977,6	6.740,3	6.543,2	3,0	9,9
- Risparmio amministrato	7.010,0	6.663,0	6.642,9	6.416,1	5,2	9,3
Attività finanziarie intermediate (AFI) (a+b)	24.894,6	24.899,4	24.117,7	23.333,4	-0,0	6,7
Investimenti (2) (3)	13.667,2	13.462,5	13.121,6	12.774,6	1,5	7,0
- Crediti verso clientela (2) (3)	9.740,4	9.468,1	9.074,8	9.351,5	2,9	4,2
- Crediti verso banche (2)	1.291,0	1.590,7	1.826,2	1.323,1	-18,8	-2,4
- Titoli	2.635,8	2.403,7	2.220,6	2.100,0	9,7	25,5
* *portafoglio immobilizzato*	*155,5*	*155,5*	*155,6*	*173,6*	-0,0	-10,4
* *portafoglio non immobilizzato*	*2.480,3*	*2.248,2*	*2.065,0*	*1.926,4*	10,3	28,8
Capitale e riserve (4)	1.646,2	1.622,2	1.620,0	1.630,6	1,5	1,0
CONTO ECONOMICO (1)						
Risultato di gestione	61,6	261,8	212,9	52,8		16,6
Utile delle attività ordinarie	49,4	123,7	102,5	42,1		17,2
Utile ante imposte sul reddito	49,1	138,7	105,6	40,7		20,8
Utile d'esercizio	30,6	107,5	81,1	25,3		21,1
RISORSE (5)						
Rete sportelli	393	393	393	393	0,0	0,0
Personale	3.711	3.719	3.720	3.749	-0,2	-1,0
INDICATORI DI GESTIONE						
Ricavi netti da servizi /*Margine d'intermediazione*	*60,45%*	*58,36%*	*58,13%*	*52,41%*		
Costi operativi /*Margine d'intermediazione (Cost Income Ratio) (7)*	62,77%	61,59%	58,21%	63,70%		
Utile ante imposte sul reddito /Capitale e riserve (4)	2,99%	8,55%	6,52%	2,49%		
ROE	1,86%	6,63%	5,00%	1,55%		
ROAE (6)	1,88%	6,66%	5,03%	1,56%		
COEFFICIENTI PATRIMONIALI						
Totale attivo ponderato (1)	11.390,2	10.956,4	10.965,1	10.658,5	4,0	6,9
Patrimonio di base (Tier1)/Totale attivo ponderato	11,79%	12,34%	12,20%	12,21%		
Patrimonio di vigilanza/Totale attivo ponderato	14,49%	15,17%	15,28%	13,54%		

(1) Importi in milioni di euro.
(2) Al lordo delle presunte perdite.
(3) Valore comprensivo delle immobilizzazioni relative all'attività di locazione finanziaria (leasing).
(4) Incluso il fondo per rischi bancari generali.
(5) Dati puntuali di fine periodo.
(6) Indicatore calcolato rapportando l'utile netto al patrimonio medio (Return On Average Equity).
(7) Il margine d'intermediazione ed i costi operativi sono al netto delle rettifiche di valore su beni in locazione finanziaria.

STATO PATRIMONIALE

ATTIVO

(importi in migliaia di euro)	31/3/05	31/12/04	30/9/04	31/3/04	Variazioni % 3/05-12/04	Variazioni % 3/05-3/04
10 - CASSA E DISPONIBILITA' PRESSO BANCHE CENTRALI E UFFICI POSTALI	137.579	152.293	116.571	117.269	- 9,7	17,3
20 - TITOLI DEL TESORO E VALORI ASSIMILATI AMMISSIBILI AL RIFINANZIAMENTO PRESSO BANCHE CENTRALI	446.777	480.087	500.899	466.587	- 6,9	- 4,2
30 - CREDITI VERSO BANCHE:	1.286.023	1.586.035	1.821.744	1.319.034	- 18,9	- 2,5
(a) a vista	370.285	318.834	175.744	238.077	16,1	55,5
(b) altri crediti	915.738	1.267.201	1.646.000	1.080.957	- 27,7	- 15,3
40 - CREDITI VERSO CLIENTELA	8.787.242	8.539.719	8.205.180	8.532.250	2,9	3,0
di cui:						
- crediti con fondi di terzi in amministrazione	206	213	231	255	- 3,3	- 19,2
50 - OBBLIGAZIONI E ALTRI TITOLI DI DEBITO:	1.494.383	1.400.271	1.532.621	1.480.157	6,7	1,0
(a) di emittenti pubblici	919.078	931.803	762.057	901.155	- 1,4	2,0
(b) di banche	150.670	118.399	333.387	321.354	27,3	- 53,1
di cui:						
- titoli propri	94.461	84.031	70.308	65.854	12,4	43,4
(c) enti finanziari	294.753	290.305	355.470	180.442	1,5	63,4
di cui:						
- titoli propri	-	-	-	-	-	-
(d) di altri emittenti	129.882	59.764	81.707	77.206	...	68,2
60 - AZIONI, QUOTE E ALTRI TITOLI DI CAPITALE	694.643	523.371	187.066	153.272	32,7	...
70 - PARTECIPAZIONI	29.257	29.253	34.123	205.434	0,0	- 85,8
80 - PARTECIPAZIONI IN IMPRESE DEL GRUPPO	877.165	877.165	829.057	639.286	-	37,2
90 - IMMOBILIZZAZIONI IMMATERIALI	456.604	460.812	461.982	469.855	- 0,9	- 2,8
di cui:						
- costi di impianto	2.147	2.374	2.602	3.024	- 9,6	- 29,0
- avviamento	428.372	431.849	434.485	439.756	- 0,8	- 2,6
100 - IMMOBILIZZAZIONI MATERIALI	1.065.866	1.055.306	967.700	924.145	1,0	15,3
di cui:						
- in locazione finanziaria	793.004	780.314	713.609	667.601	1,6	18,8
120 - AZIONI O QUOTE PROPRIE *(valore nominale: ...)*	5.203	1.301	49.694	12.418	...	- 58,1
130 - ALTRE ATTIVITA'	732.748	729.503	824.937	1.050.196	0,4	- 30,2
140 - RATEI E RISCONTI ATTIVI:	113.687	93.824	126.767	117.417	21,2	- 3,2
(a) ratei attivi	106.299	87.477	117.978	104.431	21,5	1,8
(b) risconti attivi	7.388	6.347	8.789	12.986	16,4	- 43,1
di cui:						
- disaggio di emissione su titoli	-	2.745	2.973	3.389	- 100,0	- 100,0
TOTALE DELL'ATTIVO	16.127.177	15.928.940	15.658.341	15.487.320	1,2	4,1

PASSIVO

(importi in migliaia di euro)	31/3/05	31/12/04	30/9/04	31/3/04	Variazioni % 3/05-12/04	3/05-3/04
10 - DEBITI VERSO BANCHE:	1.724.617	1.126.347	1.350.906	1.196.771	53,1	44,1
(a) a vista	140.737	14.273	184.650	118.035	...	19,2
(b) a termine o con preavviso	1.583.880	1.112.074	1.166.256	1.078.736	42,4	46,8
20 - DEBITI VERSO CLIENTELA:	6.464.282	6.709.593	6.250.484	6.043.557	- 3,7	7,0
(a) a vista	6.267.717	6.498.314	6.056.414	5.837.015	- 3,5	7,4
(b) a termine o con preavviso	196.565	211.279	194.070	206.542	- 7,0	- 4,8
30 - DEBITI RAPPRESENTATI DA TITOLI:	4.232.197	4.549.241	4.484.034	4.330.540	- 7,0	- 2,3
(a) obbligazioni	3.863.979	4.178.791	4.113.333	3.923.490	- 7,5	- 1,5
(b) certificati di deposito	277.490	287.368	295.058	313.700	- 3,4	- 11,5
(c) altri titoli	90.728	83.082	75.643	93.350	9,2	- 2,8
40 - FONDI DI TERZI IN AMMINISTRAZIONE	320	342	344	368	- 6,4	- 13,0
50 - ALTRE PASSIVITA'	770.325	651.179	737.415	1.053.058	18,3	- 26,8
60 - RATEI E RISCONTI PASSIVI:	149.944	164.696	172.135	151.456	- 9,0	- 1,0
(a) ratei passivi	74.943	84.854	96.997	82.968	- 11,7	- 9,7
(b) risconti passivi	75.001	79.842	75.138	68.488	- 6,1	9,5
70 - TRATTAMENTO DI FINE RAPPORTO DI LAVORO SUBORDINATO	79.885	79.244	78.909	78.286	0,8	2,0
80 - FONDI PER RISCHI ED ONERI	448.252	416.529	376.040	454.319	7,6	- 1,3
(a) fondi di quiescenza e per obblighi simili	296.161	296.310	289.089	289.457	- 0,1	2,3
(b) fondi imposte e tasse	115.262	85.795	69.834	132.315	34,3	- 12,9
(c) altri fondi	36.829	34.424	17.117	32.547	7,0	13,2
90 - FONDI RISCHI SU CREDITI	-	-	5.000	18.000	-	- 100,0
100 - FONDO PER RISCHI BANCARI GENERALI	-	-	-	-	-	-
110 - PASSIVITA' SUBORDINATE	580.555	502.055	502.055	505.031	15,6	15,0
120 - CAPITALE	1.113.327	1.113.327	1.113.327	1.113.327	-	-
130 - SOVRAPPREZZI DI EMISSIONE	262.839	262.839	260.620	256.977	-	2,3
140 - RISERVE	262.030	238.051	238.051	252.360	10,1	3,8
(a) riserva legale	88.725	77.971	77.971	77.971	13,8	13,8
(b) riserva per azioni o quote proprie	5.203	1.301	49.694	12.418	...	- 58,1
(c) riserve statutarie	-	-	-	-	-	-
(d) altre riserve	168.102	158.779	110.386	161.971	5,9	3,8
150 - RISERVE DI RIVALUTAZIONE	7.956	7.956	7.956	7.956	-	-
170 - UTILE D'ESERCIZIO	30.648	107.541	81.065	25.314	- 71,5	21,1
					-	-
TOTALE DEL PASSIVO	16.127.177	15.928.940	15.658.341	15.487.320	1,2	4,1

GARANZIE E IMPEGNI

	31/3/05	31/12/04	30/9/04	31/3/04	3/05-12/04	3/05-3/04
10 - GARANZIE RILASCIATE	1.100.698	1.100.698	1.121.332	1.148.502	-	- 4,2
di cui:						
- accettazioni	5.505	5.505	3.234	6.395	-	- 13,9
- altre garanzie	1.095.193	1.095.193	1.118.098	1.142.107	-	- 4,1
20 - IMPEGNI	1.247.874	1.247.874	747.012	708.543	-	76,1
di cui per vendite con obbligo di riacquisto	-	-	-	-	-	-

CONTO ECONOMICO

(importi in migliaia di euro)	31/3/05	31/12/04	30/9/04	31/3/04	Variazioni % 3-05/3-04
10 - INTERESSI ATTIVI E PROVENTI ASSIMILATI	151.725	575.848	421.831	130.855	15,9
di cui:					
- su crediti verso clientela	107.412	427.750	321.355	109.109	- 1,6
- *su titoli di debito*	36.858	118.931	80.434	17.317	...
20 - INTERESSI PASSIVI E ONERI ASSIMILATI	- 75.782	- 253.773	- 179.524	- 50.008	51,5
di cui:					
- *su debiti verso clientela*	- 11.148	- 43.631	- 30.665	- 10.164	9,7
- su debiti rappresentati da titoli	- 35.170	- 136.501	- 102.291	- 31.859	10,4
30 - DIVIDENDI E ALTRI PROVENTI:	12.540	44.078	33.891	4.846	...
(a) *su azioni, quote e altri titoli di capitale*	2.620	1.274	894	260	...
(b) su partecipazioni	3.324	3.462	3.462	798	...
(c) su partecipazioni in imprese del gruppo	6.596	39.342	29.535	3.788	74,1
40 - COMMISSIONI ATTIVE	45.678	184.555	134.880	45.695	- 0,0
50 - COMMISSIONI PASSIVE	- 4.029	- 17.494	- 12.059	- 3.284	22,7
60 - PROFITTI (PERDITE) DA OPERAZIONI FINANZIARIE	15.604	18.629	312	3.713	...
70 - ALTRI PROVENTI DI GESTIONE	47.221	231.011	185.347	38.741	21,9
80 - SPESE AMMINISTRATIVE:	- 94.756	- 384.141	- 270.108	- 84.512	12,1
(a) spese per il personale	- 60.400	- 236.688	- 165.851	- 54.520	10,8
di cui:					
- salari e stipendi	- 41.546	- 152.198	- 110.137	- 36.239	14,6
- oneri sociali	- 10.098	- 42.361	- 29.997	- 9.860	2,4
- trattamento di fine rapporto	- 2.430	- 8.600	- 6.931	- 2.395	1,5
- trattamento di quiescenza e simili	- 3.748	- 23.189	- 11.011	- 3.667	2,2
(b) altre spese amministrative	- 34.356	- 147.453	- 104.257	- 29.992	14,6
90 - RETTIFICHE DI VALORE SU IMMOBILIZZAZIONI IMMATERIALI E MATERIALI	- 35.643	- 127.629	- 95.732	- 32.527	9,6
100 - ACCANTONAMENTI PER RISCHI E ONERI	- 470	- 1.716	- 1.933	- 831	- 43,4
110 - ALTRI ONERI DI GESTIONE	- 963	- 9.322	- 5.926	- 683	41,0
120 - RETTIFICHE DI VALORE SU CREDITI E ACCANTONAMENTI PER GARANZIE E IMPEGNI	- 13.021	- 141.780	- 112.346	- 10.998	18,4
130 - RIPRESE DI VALORE SU CREDITI E SU ACCANTONAMENTI PER GARANZIE E IMPEGNI	1.247	5.449	3.876	1.097	13,7
140 - ACCANTONAMENTI AI FONDI RISCHI SU CREDITI	-	-	-	-	-
150 - RETTIFICHE DI VALORE SU IMMOBILIZZAZIONI FINANZIARIE	-	-	-	-	-
160 - RIPRESE DI VALORE SU IMMOBILIZZAZIONI FINANZIARIE	-	-	-	-	-
170 - UTILE DELLE ATTIVITA' ORDINARIE	49.351	123.715	102.509	42.104	17,2
180 - PROVENTI STRAORDINARI	777	20.586	7.139	356	...
190 - ONERI STRAORDINARI	- 980	- 5.559	- 4.083	- 1.786	- 45,1
200 - UTILE (PERDITA) STRAORDINARIO	- 203	15.027	3.056	- 1.430	- 85,8
210 VARIAZIONE DEL FONDO PER RISCHI BANCARI GENERALI	-	-	-	-	-
220 - IMPOSTE SUL REDDITO DELL'ESERCIZIO	- 18.500	- 31.201	- 24.500	- 15.360	20,4
230 - UTILE D'ESERCIZIO	30.648	107.541	81.065	25.314	21,1

CONTO ECONOMICO RICLASSIFICATO *(migliaia di euro)*

	31/3/05	2004	30/9/04	31/3/04	Varioz. 31/3/05-31/3/04 assoluta	%
10 Interessi attivi	151.725	575.848	421.831	130.855	20.870	15,9
20 Interessi passivi	- 75.782	- 253.773	- 179.524	- 50.008	-25.774	51,5
MARGINE DI INTERESSE	**75.943**	**322.075**	**242.307**	**80.847**	**-4.904**	**-6,1**
40 Commissioni attive	45.678	184.555	134.880	45.695	-17	0,0
50 Commissioni passive	- 4.029	- 17.494	- 12.059	- 3.284	-745	22,7
60 *Profitti (perdite) da operazioni finanziarie*	15.604	18.629	312	3.713	11.891	320,3
30 Dividendi e altri proventi	12.540	44.078	33.891	4.846	7.694	158,8
70 Altri proventi di gestione	47.221	231.011	185.347	38.741	8.480	21,9
110 Altri oneri di gestione	- 963	- 9.322	- 5.926	- 683	-280	41,0
RICAVI NETTI DA SERVIZI	**116.051**	**451.457**	**336.445**	**89.028**	**27.023**	**30,4**
MARGINE DI INTERMEDIAZIONE	**191.994**	**773.532**	**578.752**	**169.875**	**22.119**	**13,0**
80 Spese amministrative	- 94.756	- 384.141	- 270.108	- 84.512	-10.244	12,1
. *Spese di personale*	- 60.400	- 236.688	- 165.851	- 54.520	-5.880	10,8
. Altre spese amministrative	- 34.356	- 147.453	- 104.257	- 29.992	-4.364	14,6
90 Rettifiche di valore su immobilizzazioni materiali e immateriali	- 35.643	- 127.629	- 95.732	- 32.527	-3.116	9,6
COSTI OPERATIVI	**- 130.399**	**- 511.770**	**- 365.840**	**- 117.039**	**-13.360**	**11,4**
RISULTATO DI GESTIONE	**61.595**	**261.762**	**212.912**	**52.836**	**8.759**	**16,6**
100 Accantonamenti per rischi e oneri	- 470	- 1.716	- 1.933	- 831	361	-43,4
120 *Rettifiche di valore su crediti e* accant. per garanzie e impegni	- 13.021	- 141.780	- 112.346	- 10.998	-2.023	18,4
130 Riprese di valore su crediti e su accant. per garanzie e impegni	1.247	5.449	3.876	1.097	150	13,7
140 Accantonamenti ai fondi rischi su crediti	-	-	-	-	-	-
150 Rettifiche su immobilizzazioni finanziarie	-	-	-	-	-	-
160 Riprese di valore su *immobilizzazioni finanziarie*	-	-	-	-	-	-
ACCANTONAMENTI E RETTIFICHE	**- 12.244**	**- 138.047**	**- 110.403**	**- 10.732**	**-1.512**	**14,1**
170 UTILE DELLE ATTIVITA' ORDINARIE	**49.351**	**123.715**	**102.509**	**42.104**	**7.247**	**17,2**
180 Proventi straordinari	777	20.586	7.139	356	421	118,3
190 Oneri straordinari	- 980	- 5.559	- 4.083	- 1.786	806	-45,1
200 UTILE STRAORDINARIO	**- 203**	**15.027**	**3.056**	**- 1.430**	**1.227**	**-85,8**
UTILE ANTE IMPOSTE SUL REDDITO	**49.148**	**138.742**	**105.565**	**40.674**	**8.474**	**20,8**
210 Variazioni del Fondo rischi bancari generali	-	-	-	-	0	#DIV/0!
220 Imposte sul reddito dell'esercizio	- 18.500	- 31.201	- 24.500	- 15.360	-3.140	20,4
230 UTILE D'ESERCIZIO	**30.648**	**107.541**	**81.065**	**25.314**	**5.334**	**21,1**

PROSPETTI CONTABILI
DEL GRUPPO BANCA CARIGE

SCHEDA DI SINTESI CONSOLIDATA E INDICATORI DI GESTIONE

	31/3/05	31/12/04	30/9/04	31/3/04	31/3/04	Variazioni % 03/05	Variazioni % 03/05	Variazioni % 03/05
					pro forma	12/04	03/04	03/04 p.f.
SITUAZIONE PATRIMONIALE (1)								
Totale attività	18.690,4	18.475,2	17.919,0	17.684,9	17.933,9	1,2	5,7	4,2
Provvista	15.364,1	15.249,2	14.677,9	14.132,5	14.352,1	0,8	8,7	7,1
- Raccolta diretta (a)	13.211,8	13.749,3	13.054,8	12.694,8	12.908,6	-3,9	4,1	2,3
* *Debiti verso clientela*	*8.163,5*	*8.416,8*	*7.815,4*	*7.627,1*	*7.813,6*	*-3,0*	*7,0*	*4,5*
* *Debiti rappresentati da titoli*	*5.048,3*	*5.332,5*	*5.239,4*	*5.067,7*	*5.095,0*	*-5,3*	*-0,4*	*-0,9*
- Debiti verso banche	1.553,4	979,3	1.105,0	916,4	919,7	58,6	69,5	68,9
- Fondi di terzi in amm.ne	0,8	1,0	1,0	1,3	1,3	-20,0	-38,5	-38,5
- *Prestiti subordinati*	598,1	519,6	517,1	520,0	522,5	15,1	15,0	14,5
Raccolta indiretta (b)	17.213,8	16.616,0	15.615,7	15.134,7	15.784,6	3,6	13,7	9,1
- Risparmio gestito	8.656,0	8.406,9	7.911,2	7.698,7	7.901,4	3,0	12,4	9,6
- Risparmio amministrato	8.557,8	8.209,1	7.704,5	7.436,0	7.883,2	4,2	15,1	8,6
Attività finanziarie intermediate (AFI) (a+b)	30.425,6	30.365,3	28.670,5	27.829,5	28.693,2	0,2	9,3	6,0
Investimenti (2) (3)	16.406,3	16.203,9	15.571,0	15.183,8	15.408,5	1,2	8,1	6,5
- Crediti verso clientela (2) (3)	11.898,4	11.579,7	10.949,9	11.166,5	11.330,1	2,8	6,6	5,0
- Crediti verso banche (2)	1.231,9	1.571,5	1.793,6	1.345,7	1.357,8	-21,6	-8,5	-9,3
- Titoli	3.276,0	3.052,8	2.827,5	2.671,6	2.720,6	7,3	22,6	20,4
* *portafoglio immobilizzato*	*190,6*	*190,7*	*190,8*	*208,8*	*208,8*	-0,1	-8,7	-8,7
* *portafoglio non immobilizzato*	3.085,4	2.862,1	2.636,7	2.462,8	2.511,8	7,8	25,3	22,8
Capitale e riserve (4)	1.517,1	1.499,7	1.497,3	1.508,0	1.508,0	1,2	0,6	0,6
OPERATIVITA' COMPAGNIE DI ASSICURAZIONE DEL GRUPPO (1)								
Premi emessi	162,5	715,2	506,2	131,9	131,9		23,2	23,2
Sinistri liquidati	103,2	410,3	286,5	96,9	96,9		6,5	6,5
CONTO ECONOMICO (1)								
Risultato di gestione	62,7	279,7	210,4	57,0	57,2		10,1	9,6
Utile delle attività ordinarie	49,3	134,2	93,0	44,5	44,8		11,0	10,2
Utile ante imposte sul reddito	49,8	151,4	98,5	43,1	43,4		15,6	14,6
Utile d'esercizio	24,3	100,9	61,7	23,4	23,4		4,0	4,0
RISORSE (5)								
Rete sportelli	496	495	491	489	493	0,2	1,4	0,6
Personale	4.777	4.787	4.673	4.706	4.826	-0,2	1,5	-1,0
Assicurazioni:								
- Agenzie assicurative	400	405	407	413	413	-1,2	-3,1	-3,1
- Personale	375	378	384	387	387	-0,8	-3,1	-3,1
INDICATORI DI GESTIONE								
Ricavi netti da servizi /Margine d'intermediazione	56,53%	54,70%	53,36%	49,34%	49,41%			
Costi operativi /Margine d'intermediazione (*Cost Income Ratio*) (6)	68,01%	65,12%	63,94%	67,56%	68,09%			
Utile ante imposte sul reddito /*Capitale e riserve* (4)	3,28%	10,09%	6,58%	2,86%	2,88%			
ROE	1,60%	6,73%	4,12%	1,55%	1,55%			
ROAE (7)	1,61%	6,72%	4,11%	1,55%	1,55%			
COEFFICIENTI PATRIMONIALI (8)								
Totale attivo ponderato	12.948,5	12.439,7	12.325,9	12.156,1		4,1	6,5	
Patrimonio di base (Tier1)/Totale attivo ponderato	7,02%	7,38%	7,02%	7,51%				
Patrimonio di vigilanza/Totale attivo ponderato	9,80%	9,64%	9,43%	10,16%				

(1) Importi in milioni di euro.
(2) Al lordo delle presunte perdite.
(3) Valore comprensivo delle immobilizzazioni relative all'attività di locazione finanziaria (leasing).
(4) Incluso il fondo per rischi bancari generali.
(5) Dati puntuali di fine periodo.
(6) Il margine di intermediazione ed i costi operativi sono al netto delle rettifiche di valore su beni in locazione finanziaria.
(7) Indicatore calcolato rapportando l'utile netto al patrimonio medio (Return On Average Equity).
(8) Per il 31/3/05, il 30/9/04 ed il 31/3/04 si tratta di valori gestionali.

STATO PATRIMONIALE CONSOLIDATO

ATTIVO

(importi in migliaia di euro)	31/3/05	31/12/04	30/9/04	31/3/04	Variazioni % 3/05 12/04	Variazioni % 3/05 3/04
10 - CASSA E DISPONIBILITA' PRESSO BANCHE CENTRALI E UFFICI POSTALI	173.095	189.643	144.792	144.139	- 8,7	20,1
20 - TITOLI DEL TESORO E VALORI ASSIMILATI AMMISSIBILI AL RIFINANZIAMENTO PRESSO BANCHE CENTRALI	558.216	663.505	695.244	660.234	- 15,9	- 15,5
30 - CREDITI VERSO BANCHE:	1.226.867	1.566.753	1.789.081	1.341.622	- 21,7	- 8,6
(a) a vista	284.252	267.352	165.848	243.919	6,3	16,5
(b) altri crediti	942.615	1.299.401	1.623.233	1.097.703	- 27,5	- 14,1
40 - CREDITI VERSO CLIENTELA	10.893.198	10.599.765	10.046.439	10.304.206	2,8	5,7
di cui:						
- crediti con fondi di terzi in amministrazione	206	817	853	1.163	- 74,8	- 82,3
50 - OBBLIGAZIONI E ALTRI TITOLI DI DEBITO:	1.628.384	1.530.526	1.945.177	1.858.113	6,4	- 12,4
(a) di emittenti pubblici	972.145	987.018	885.939	1.026.969	- 1,5	- 5,3
(b) di banche	182.396	148.770	492.281	485.886	22,6	- 62,5
di cui:						
- titoli propri	115.816	100.484	89.630	83.748	15,3	38,3
(c) di enti finanziari	336.203	331.749	432.303	253.180	1,3	32,8
di cui:						
- titoli propri	-	-	-	-	...	...
(d) di altri emittenti	137.640	62.989	134.654	92.078	...	49,5
60 - AZIONI, QUOTE E ALTRI TITOLI DI CAPITALE	1.089.413	858.734	187.079	153.285	26,9	...
70 - PARTECIPAZIONI	80.992	85.069	81.719	78.994	- 4,8	2,5
(a) valutate a patrimonio netto	60.470	64.561	58.227	58.563	- 6,3	3,3
(b) altre	20.522	20.508	23.492	20.431	0,1	0,4
80 - PARTECIPAZIONI IN IMPRESE DEL GRUPPO	233.277	232.803	209.172	196.200	0,2	18,9
(a) valutate a patrimonio netto	233.277	232.803	209.172	196.200	0,2	18,9
(b) altre	-	-	-	-	...	...
90 - DIFFERENZE POSITIVE DI CONSOLIDAMENTO	185.577	188.394	165.627	169.049	- 1,5	9,8
100 - DIFFERENZE POSITIVE DI PATRIMONIO NETTO	13.476	14.026	14.571	15.709	- 3,9	- 14,2
110 - IMMOBILIZZAZIONI IMMATERIALI	457.650	462.009	462.728	470.623	- 0,9	- 2,8
di cui:						
- costi di impianto	2.167	2.397	2.618	3.043	- 9,6	- 28,8
- avviamento	428.372	431.849	434.485	439.756	- 0,8	- 2,6
120 - IMMOBILIZZAZIONI MATERIALI	1.186.833	1.176.083	1.074.835	1.031.742	0,9	15,0
140 - AZIONI O QUOTE PROPRIE	5.203	1.301	49.694	12.418	...	- 58,1
(valore nominale: ...)						
150 - ALTRE ATTIVITA'	822.539	793.066	910.450	1.115.802	3,7	- 26,3
160 - RATEI E RISCONTI ATTIVI:	137.077	113.547	142.424	132.744	20,7	3,3
(a) ratei attivi	128.377	106.147	133.074	119.057	20,9	7,8
(b) risconti attivi	8.700	7.400	9.350	13.687	17,6	- 36,4
di cui:						
- disaggio di emissione su titoli	-	2.745	2.973	3.389	...	- 100,0
TOTALE DELL'ATTIVO	18.691.797	18.475.224	17.919.032	17.684.880	1,2	5,7

PASSIVO

(importi in migliaia di euro)	31/3/05	31/12/04	30/9/04	31/3/04	Variazioni % 3/05 12/04	Variazioni % 3/05 3/04
10 - DEBITI VERSO BANCHE:	1.553.368	979.342	1.105.035	916.366	58,6	69,5
(a) a vista	120.266	13.794	41.731	28.473	...	...
(b) a termine o con preavviso	1.433.102	965.548	1.063.304	887.893	48,4	61,4
20 - DEBITI VERSO CLIENTELA:	8.163.526	8.416.843	7.815.382	7.627.084	- 3,0	7,0
(a) a vista	7.783.700	8.030.071	7.452.360	7.109.067	- 3,1	9,5
(b) a termine o con preavviso	379.826	386.772	363.022	518.017	- 1,8	- 26,7
30 - DEBITI RAPPRESENTATI DA TITOLI:	5.048.259	5.332.443	5.239.438	5.067.738	- 5,3	- 0,4
(a) obbligazioni	4.647.186	4.927.471	4.836.874	4.626.179	- 5,7	0,5
(b) certificati di deposito	310.208	321.443	326.437	347.636	- 3,5	- 10,8
(c) altri titoli	90.865	83.529	76.127	93.923	8,8	- 3,3
40 - FONDI DI TERZI IN AMMINISTRAZIONE	787	968	970	1.281	- 18,7	- 38,6
50 - ALTRE PASSIVITA'	917.244	781.214	895.497	1.184.304	17,4	- 22,5
60 - RATEI E RISCONTI PASSIVI:	165.953	177.519	177.174	157.200	- 6,5	5,6
(a) ratei passivi	89.536	96.289	100.808	87.164	- 7,0	2,7
(b) risconti passivi	76.417	81.230	76.366	70.036	- 5,9	9,1
70 - TRATTAMENTO DI FINE RAPPORTO DI LAVORO SUBORDINATO	111.853	111.164	108.936	107.876	0,6	3,7
80 - FONDI PER RISCHI ED ONERI	511.396	475.779	424.948	490.019	7,5	4,4
(a) fondi di quiescenza e per obblighi simili	319.286	319.343	312.863	313.726	- 0,0	1,8
(b) fondi imposte e tasse	147.286	113.654	87.161	133.946	29,6	10,0
(c) fondo di consolidamento per rischi e oneri futuri	-	-	563	-	...	...
(d) altri fondi	44.824	42.782	24.361	42.347	4,8	5,8
90 - FONDI RISCHI SU CREDITI	1.922	1.922	7.231	20.197	-	- 90,5
100 - FONDO PER RISCHI BANCARI GENERALI	100	100	100	100	-	-
110 - PASSIVITA' SUBORDINATE	598.056	519.555	517.055	520.031	15,1	15,0
130 - DIFFERENZE NEGATIVE DI PATRIMONIO NETTO	43.176	43.176	43.176	34.953	-	23,5
140 - PATRIMONIO DI PERTINENZA DI TERZI (+/-)	34.912	34.686	25.221	26.480	0,7	31,8
150 - CAPITALE	1.113.327	1.113.327	1.113.327	1.113.327	-	-
160 - SOVRAPPREZZI DI EMISSIONE	262.839	262.839	260.620	256.977	-	2,3
170 - RISERVE:	132.136	114.762	114.612	128.931	15,1	2,5
(a) riserva legale	88.725	77.971	64.918	77.971	13,8	13,8
(b) riserva per azioni o quote proprie	5.203	1.301	49.694	12.418	...	- 58,1
(c) riserve statutarie	-	-	-	-	...	...
(d) altre riserve	38.208	35.490	-	38.542	7,7	- 0,9
180 - RISERVE DI RIVALUTAZIONE	8.649	8.649	8.649	8.649	-	-
200 - UTILE D'ESERCIZIO	24.294	100.936	61.661	23.367	- 75,9	4,0
TOTALE DEL PASSIVO	18.691.797	18.475.224	17.919.032	17.684.880	1,2	5,7

GARANZIE E IMPEGNI

	31/3/05	31/12/04	30/9/04	31/3/04	3/05 12/04	3/05 3/04
10 - GARANZIE RILASCIATE	1.233.779	1.242.876	1.235.392	1.243.910	- 0,7	- 0,8
di cui:						
- accettazioni	6.519	5.593	3.400	6.606	16,6	- 1,3
- altre garanzie	1.227.260	1.237.283	1.231.992	1.237.304	- 0,8	- 0,8
20 - IMPEGNI	1.194.912	1.440.989	920.647	837.350	- 17,1	42,7
di cui:						
- per vendite con obbligo di riacquisto	-	-	-	-	...	...

CONTO ECONOMICO CONSOLIDATO

(importi in migliaia di euro)	31/3/05	31/12/04	30/9/04	31/3/04	Variazione % 3/05 - 3/04
10 - INTERESSI ATTIVI E PROVENTI ASSIMILATI	183.889	694.586	506.039	158.769	15,8
di cui:					
- su crediti verso clientela	134.008	521.547	390.857	132.023	1,5
- su titoli di debito	43.591	143.364	94.253	21.811	99,9
20 - INTERESSI PASSIVI E ONERI ASSIMILATI	-87.135	-289.512	-201.190	-57.388	51,8
di cui:					
- su debiti verso clientela	-14.612	-56.195	-40.005	-13.619	7,3
- su debiti rappresentati da titoli	-40.305	-155.778	-115.920	-36.453	10,6
30 - DIVIDENDI E ALTRI PROVENTI:	4.895	4.306	3.533	260	...
(a) su azioni, quote e altri titoli di capitale	4.895	1.667	894	260	...
(b) su partecipazioni	-	2.639	2.639	-	...
(c) su partecipazioni in imprese del gruppo	-	-	-	-	...
40 - COMMISSIONI ATTIVE	60.298	225.757	166.984	55.268	9,1
50 - COMMISSIONI PASSIVE	-4.567	-19.580	-13.713	-3.559	28,3
60 - PROFITTI (PERDITE) DA OPERAZIONI FINANZIARIE	16.365	22.920	1.886	4.501	...
70 - ALTRI PROVENTI DI GESTIONE	49.567	242.852	191.397	42.051	17,9
80 - SPESE AMMINISTRATIVE:	-119.864	-470.598	-333.982	-105.941	13,1
(a) spese per il personale	-76.159	-291.869	-206.848	-67.957	12,1
di cui:					
- salari e stipendi	-52.402	-190.275	-137.789	-44.991	16,5
- oneri sociali	-13.174	-52.832	-37.923	-12.413	6,1
- trattamento di fine rapporto	-3.208	-11.358	-9.198	-3.149	1,9
- trattamento di quiescenza e simili	-4.297	-25.281	-12.762	-4.076	5,4
(b) altre spese amministrative	-43.705	-178.729	-127.134	-37.984	15,1
90 - RETTIFICHE DI VALORE SU IMMOBILIZZAZIONI IMMATERIALI E MATERIALI	-39.997	-143.829	-109.214	-37.225	7,4
100 - ACCANTONAMENTI PER RISCHI E ONERI	-470	-1.789	-3.141	-863	-45,5
110 - ALTRI ONERI DI GESTIONE	-1.051	-10.662	-7.252	-1.040	1,1
120 - RETTIFICHE DI VALORE SU CREDITI E ACCANTONAMENTI PER GARANZIE E IMPEGNI	-14.655	-151.329	-119.890	-13.651	7,4
130 - RIPRESE DI VALORE SU CREDITI E SU ACCANTONAMENTI PER GARANZIE E IMPEGNI	1.793	9.010	5.666	2.024	-11,4
140 - ACCANTONAMENTI AI FONDI RISCHI SU CREDITI	-38	-1.470	-78	-22	72,7
150 - RETTIFICHE DI VALORE SU IMMOBILIZZAZIONI FINANZIARIE	-	-	-	-	...
160 - RIPRESE DI VALORE SU IMMOBILIZZAZIONI FINANZIARIE	-	2	2	-	...
170 - UTILI (PERDITE) DELLE PARTECIPAZIONI VALUTATE AL PATRIMONIO NETTO	316	23.507	5.915	1.269	-75,1
180 - UTILE DELLE ATTIVITA' ORDINARIE	49.346	134.171	92.962	44.453	11,0
190 - PROVENTI STRAORDINARI	1.934	25.908	10.650	691	...
200 - ONERI STRAORDINARI	-1.512	-8.690	-5.074	-2.082	-27,4
210 - UTILE (PERDITA) STRAORDINARIO	422	17.218	5.576	-1.391	-130,3
230 - VARIAZIONE DEL FONDO PER RISCHI BANCARI GENERALI	-	-	-	-	...
240 - IMPOSTE SUL REDDITO DELL'ESERCIZIO	-24.513	-47.269	-34.791	-19.124	28,2
250 - UTILE (PERDITA) D'ESERCIZIO DI PERTINENZA DI TERZI	-961	-3.184	-2.086	-571	68,3
260 - UTILE D'ESERCIZIO	24.294	100.936	61.661	23.367	4,0

CONTO ECONOMICO CONSOLIDATO RICLASSIFICATO *(migliaia di euro)*

	31/3/05	2004	30/9/04	31/3/04	31/3/04 pro forma	Var. 3/05 - 3/04 assoluta	Var. 3/05 - 3/04 %	Var. 3/05 - 3/04 p.f. assoluta	Var. 3/05 - 3/04 p.f. %
10 Interessi attivi	183.889	694.586	506.039	158.769	161.245	25.120	15,8	22.644	14,0
20 Interessi passivi	-87.135	-289.512	-201.190	-57.388	-58.140	-29.747	51,8	-28.995	49,9
MARGINE DI INTERESSE	**96.754**	**405.074**	**304.849**	**101.381**	**103.105**	**-4.627**	**-4,6**	**-6.351**	**-6,2**
40 Commissioni attive	60.298	225.757	166.984	55.268	56.736	5.030	9,1	3.562	6,3
50 Commissioni passive	-4.567	-19.580	-13.713	-3.559	-3.790	-1.008	28,3	-777	20,5
60 Profitti (perdite) da operazioni finanziarie	16.365	22.920	1.886	4.501	5.083	11.864	...	11.282	...
30 Dividendi e altri proventi	4.895	4.306	3.533	260	260	4.635	...	4.635	...
170 Utili (Perdite) delle partecipazioni valutate al p.n.	316	23.507	5.915	1.269	1.269	-953	-75,1	-953	-75,1
70 Altri proventi di gestione	49.567	242.852	191.397	42.051	42.260	7.516	17,9	7.307	17,3
110 Altri oneri di gestione	-1.051	-10.662	-7.252	-1.040	-1.119	-11	1,1	68	-6,1
RICAVI NETTI DA SERVIZI	**125.823**	**489.100**	**348.750**	**98.750**	**100.699**	**27.073**	**27,4**	**25.124**	**24,9**
MARGINE D'INTERMEDIAZIONE	**222.577**	**894.174**	**653.599**	**200.131**	**203.804**	**22.446**	**11,2**	**18.773**	**9,2**
80 Spese amministrative	-119.864	-470.598	-333.982	-105.941	-109.137	-13.923	13,1	-10.727	9,8
. Spese di personale	-76.159	-291.869	-206.848	-67.957	-69.688	-8.202	12,1	-6.471	9,3
. Altre spese amministrative	-43.705	-178.729	-127.134	-37.984	-39.449	-5.721	15,1	-4.256	10,8
90 Rettifiche di valore su immobilizzazioni materiali e immateriali	-39.997	-143.829	-109.214	-37.225	-37.460	-2.772	7,4	-2.537	6,8
COSTI OPERATIVI	**-159.861**	**-614.427**	**-443.196**	**-143.166**	**-146.597**	**-16.695**	**11,7**	**-13.264**	**9,0**
RISULTATO DI GESTIONE	**62.716**	**279.747**	**210.403**	**56.965**	**57.207**	**5.751**	**10,1**	**5.509**	**9,6**
100 Accantonamenti per rischi ed oneri	-470	-1.789	-3.141	-863	-863	393	-45,5	393	-45,5
120 Rettifiche di valore su crediti e accant. per garanzie e impegni	-14.655	-151.329	-119.890	-13.651	-13.665	-1.004	7,4	-990	7,2
130 Riprese di valore su crediti e su accant. per garanzie e impegni	1.793	9.010	5.666	2.024	2.117	-231	-11,4	-324	-15,3
140 Accantonamenti ai fondi rischi su crediti	-38	-1.470	-78	-22	-22	-16	72,7	-16	72,7
150 Rettifiche di valore su immobilizzazioni finanziarie	-	-	-	-	-	-	...	-	...
160 Riprese di valore su immobilizzazioni finanziarie	-	2	2	-	-	-	...	-	...
ACCANTONAMENTI E RETTIFICHE	**-13.370**	**-145.576**	**-117.441**	**-12.512**	**-12.433**	**-858**	**6,9**	**-937**	**7,5**
180 UTILE DELLE ATTIVITA' ORDINARIE	**49.346**	**134.171**	**92.962**	**44.453**	**44.774**	**4.893**	**11,0**	**4.572**	**10,2**
190 Proventi straordinari	1.934	25.908	10.650	691	732	1.243	...	1.202	...
200 Oneri straordinari	-1.512	-8.690	-5.074	-2.082	-2.082	570	-27,4	570	-27,4
210 UTILE STRAORDINARIO	**422**	**17.218**	**5.576**	**-1.391**	**-1.350**	**1.813**	**-130,3**	**1.772**	**-131,3**
UTILE ANTE IMPOSTE SUL REDDITO	**49.768**	**151.389**	**98.538**	**43.062**	**43.424**	**6.706**	**15,6**	**6.344**	**14,6**
230 Variazione del fondo rischi bancari generali	-	-	-	-	-	-	...	-	...
240 Imposte sul reddito dell'esercizio	-24.513	-47.269	-34.791	-19.124	-19.009	-5.389	28,2	-5.504	29,0
250 Utile d'esercizio di pertinenza di terzi	-961	-3.184	-2.086	-571	-1.048	-390	68,3	87	-8,3
260 UTILE D'ESERCIZIO	**24.294**	**100.936**	**61.661**	**23.367**	**23.367**	**927**	**4,0**	**927**	**4,0**